
June 27, 2011

Via E-mail
Mingwang Lu
Chairman of the Board and Chief Executive Officer
China Gerui Advanced Materials Group Limited
1 Shuanghu Development Zone, Xinzheng City
Zhengzhou, Henan Province, China 451191

> **Re: China Gerui Advanced Materials Group Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed April 19, 2011**
> **Form 6-K Filed May 23, 2011**
> **File No. 1-34532**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3. Key Information, page 2

1. In future filings, please clarify that the financial information presented for all fiscal years is prepared and presented in accordance with generally accepted accounting principles in the United States.

Item 5. Operating and Financial Review and Prospects, page 31
Liquidity and Capital Resources, page 38

2. In light of the significant restrictions on the conversion of Renminbi and foreign currencies imposed by the PRC, please provide the following additional disclosures in future filings:
    - The methods you use to transfer cash between Henan Green, the operating subsidiary, and China Gerui, the offshore parent company.

- The amount of cash held in Renminbi and other foreign currencies.

3. Considering the material impact prepaid expenses and other deposits had on your operating cash flows, please provide investors with a more comprehensive understanding of the components of prepaid expenses in future filings. Please also provide investors with an understanding of the material factors causing significant changes in this current asset.

4. In future filings, please disclose the amount of expected capital expenditures for the future annual period.

5. We note your reliance on cash available under your credit facilities to meet your cash obligations for the next 12 months. In future filings, please disclose the amount of available borrowings under your credit facilities without violating any covenants. If the credit facility with availability expires during the 12 month period, please disclose the expiration date. In addition, please address the potential risks and consequences of all of your debt being current.

Item 15. Controls and Procedures, page 71
Evaluation of Disclosure Controls and Procedures, page 71

6. We note that your certifying officers' effectiveness conclusion is limited to "satisfy the objectives for which they are intended." In future filings, please remove the qualifying language relating to the effectiveness of your disclosure controls and procedures.

Report of Independent Registered Public Accounting Firm, page F-1

7. Please request UHY Vocation HK CPA Limited to provide you with a revised report that states they conducted their audits in accordance with the "standards" of the Public Company Accounting Oversight Board (United States). We note their current reference to "auditing standards"; however, please note that Public Company Accounting Oversight Board standards include other standards. Please refer to Auditing Standard No. 1 for guidance. Please include the revised report in an amendment to your Form 20-F. When amending your Form 20-F, please include all the information required by Item 18 and updated 302 and 906 certifications referencing the amended Form that are currently dated.

Consolidated Statements of Cash Flows, page F-6

8. We note the line item "changes in prepaid machinery deposits" under cash flows from investing activities. It appears to us that when deposits are paid in cash, you should include them as an outflow under cash flows from investing activities. It also appears to us that when deposits are re-classified to PP&E, you should disclose them as a non-cash investing activity. Unless deposits are returned to you in cash, it does not appear to us that you should include them as an inflow under cash flows from investing activities. Please revise future filings, as appropriate, or explain to us why you believe the current presentation complies with ASC 230.

3. Basis of Presentation and Summary of Significant Accounting Policies, page F-9
(b) Foreign currency translation, page F-10

9.   Please tell us, and disclose in future filings, the functional currencies of China Gerui and the two subsidiaries, Wealth Rainbow and Henan Green.

 (h) Impairment of long-lived assets, page 12

10. Please tell us, and disclose in future filings, at what level you assess impairment.

(j) Revenue recognition, page F-13

11. We note disclosure in your filing that your products "are not standardized commodity products but are tailored to customers' requirements". If accurate, please confirm to us, and clarify in future filings, that your product sales do not include customer acceptance provisions. If your product sales do include customer acceptance provisions, please explain to us, and clarify in future filings, how you determined that recognizing revenue on delivery is appropriate.

(l) Commitments and contingencies, page F-14

12. We note your accounting policy for when accruals are recognized for loss contingencies. In future filings, please revise your disclosure to clarify whether you are subject to any loss contingencies, such as legal proceedings and claims, in which it is probable the impact could be material to your consolidated financial statements. To the extent that you have recognized a material accrual for loss contingencies, please revise future filings to disclose that amount. To the extent it is reasonably possible that you may incur a loss in excess of amounts accrued that could be material to your consolidated financial statements, please revise future filings to disclose the amount or range of reasonably possible loss. If you are unable to estimate the amount or range, please disclose that fact and provide us a detailed explanation as to why you are unable to make such an estimate. To the extent that any disputes or claims could be individually material, please revise future filings to provide investors specific disclosures for each such dispute or claim, including the nature and current status of each contingency. Please refer to ASC 450-20-50-1 – 50-8 for guidance. Please provide us with the disclosures that you intend to include in future filings.

13. We note your disclosure on page 11 regarding the risk that certain minority shareholders may file a claim regarding the settlement of the earn-out with the Original Shareholders of COAC. We further note your disclosure on page 15 regarding the risk that the PRC regulatory agency may challenge the validity of Wealth Rainbow's acquisition of the minority interest in Henan Green. Please provide us with the disclosures required by ASC 450-20-50-1 – 50-8 for these loss contingencies that you intend to include in future filings, or provide us an explanation as to how you determined the probability of loss is remote and/or the probable or reasonably

possible loss in excess of the amounts accrued are not material to your consolidated financial statements.

15. Stockholders' Equity, page F-22

14. Please tell us, and disclose in future filings, the material terms of the outstanding warrants and your assessment of your accounting for the warrants.

15. We note your disclosure that you ceased allocating to the statutory surplus reserve in 2005, as the maximum 50% threshold had been met. Please confirm to us that the maximum statutory reserve required under PRC law remains at $1,582,902 as of December 31, 2010, in light of the significant increases in equity during fiscal years 2009 and 2010.

16. Income Taxes, page F-25

16. We note your disclosures on pages 19 and 34 that you have determined that you are not a PRC resident enterprise. However, if the PRC tax authorities were to determine that you are a resident enterprise, you may be subject to a number of unfavorable PRC tax consequences. We further note your disclosure on page 20 regarding the risk of being taxed under Circular 698. In future filings, please disclose the amount of any accrual you have recognized for these uncertain tax positions, or provide an explanation as to why an amount has not been recognized. Please provide us with the disclosure you intend to include in future filings.

Exhibits 12.1 and 12.2

17. In future filings, please file the certifications exactly as set forth in the Form 20-F instructions. We note that you added "annual report" in section 4(c) and you used the word "controls" instead of "control" in section 5(b).

Form 6-K Filed May 23, 2011

18. We note that you have recognized a $5.7 million expense related to the conversion of the warrants during the first quarter of fiscal year 2011. Please provide us with an explanation for the recognition of this expense, including the authoritative literature that supports your accounting. In addition, to the extent this is a non-cash expense, please explain to us how it is presented in your statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345, or in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief